FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For March 14, 2016

Commission File Number: 000-29644

ARM HOLDINGS PLC

(Translation of registrant’s name into English)

110 Fulbourn Road

Cambridge CB1 9NJ

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                   No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

ARM HOLDINGS PLC

INDEX TO EXHIBITS

Item
1.	Press release dated March 14, 2016 – Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 14, 2016

ARM HOLDINGS PLC.

By: /s/ Chris Kennedy

Name: Chris Kennedy
Title: Chief Financial Officer

Item 1

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

1.	Name of the issuer ARM HOLDINGS PLC	2.

State whether the notification relates to

(i) a transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or

(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

NOTIFICATION IN ACCORDANCE WITH DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director DIPESH PATEL	4.	State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person N/A

5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a nonbeneficial interest [1] HOLDING OF THE PERSON NAMED	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares ORDINARY SHARES 0.05 PENCE EACH

7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them DIPESH PATEL	8.	State the nature of the transaction SHARE DISPOSAL

9.	Number of shares, debentures or financial instruments relating to shares acquired NONE	10.	Percentage of issued class acquired N/A

11.	Number of shares, debentures or financial instruments relating to shares disposed 20,000	12.	Percentage of issued class disposed NEGLIGIBLE

13.	Price per share or value of transaction	14.	Date and place of transaction

	982.50 PENCE PER SHARE		11 MARCH 2016, UK

15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) 45,059* ORD SHARES 0.000032%	16.	Date issuer informed of transaction 14 MARCH 2016

*The total resulting shareholding in the RNS announcement dated 17 February 2016 was 74,564. The correct total resulting shareholding at 17 February 2016 was 65,059. The difference stems from a historic error in calculating Dipesh Patel’s total resulting shareholding in April 2012.

Name of authorised official of issuer responsible for making notification PHILIP DAVIS COMPANY SECRETARY Date of notification: 11 March 2016